Filed Pursuant to Rule 424(b)(2)
Registration No. 333-269514

Pricing Supplement No. 2 dated July 18, 2023

(to Prospectus Supplement dated February 17, 2023

and Prospectus dated February 17, 2023)

WELLS FARGO & COMPANY

Medium-Term Notes, Series W

Senior Redeemable Fixed-to-Floating Rate Notes

You should read the more detailed description of the notes provided under “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, as supplemented by this pricing supplement. The notes are unsecured obligations of Wells Fargo & Company (the “Company”), and all payments on the notes are subject to the credit risk of the Company. If the Company defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Company and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement and prospectus.

Aggregate Principal Amount Offered:	$4,250,000,000

Trade Date:	July 18, 2023

Original Issue Date:	July 25, 2023 (T+5)

Stated Maturity Date:

July 25, 2029; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest.

Optional Redemption:

At our option, we may redeem the notes (i) in whole, but not in part, on July 25, 2028 (the “First Par Call Date”) or (ii) in whole at any time or in part from time to time, on or after June 22, 2029, in each case at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of such redemption.

At our option, we may also redeem the notes, in whole at any time or in part from time to time, on any day included in the Make-Whole Redemption Period (as defined below), at a redemption price calculated as described under “Description of Debt Securities—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities.”

As used in connection with the notes:

The “Make-Whole Redemption Period” is the period commencing on and including August 1, 2024 and ending on and including July 24, 2028.

The “Make-Whole Spread” is 0.25%.

Any redemption may be subject to prior regulatory approval and will be effected pursuant to the procedures described under “Description of Debt Securities—Redemption and Repayment—Optional Redemption By Us” and “—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities”, as applicable, in the accompanying prospectus.

Price to Public (Issue Price):	100.00%, plus accrued interest, if any, from July 25, 2023

Agent Discount (Gross Spread):	0.35%

All-in Price (Net of Agent Discount):	99.65%, plus accrued interest, if any, from July 25, 2023

Net Proceeds:	$4,235,125,000

Interest Rate:

The notes will bear interest at a fixed rate from July 25, 2023 to, but excluding, July 25, 2028 (the “Fixed Rate Period”) and, if not previously redeemed, at a floating rate from, and including,July 25, 2028 to, but excluding, maturity (the “Floating Rate Period”).

Fixed Rate Terms

Fixed Rate Period:	See “Description of Debt Securities—Interest and Principal Payments” and “—Fixed Rate Debt Securities” in the accompanying prospectus for additional information.

Interest Rate:	5.574%

Interest Payment Dates:	Each January 25 and July 25, commencing January 25, 2024 and ending July 25, 2028

Benchmark:	UST 4.000% due June 30, 2028

Benchmark Yield:	3.994%

Spread to Benchmark:	+158 basis points

Re-Offer Yield:	5.574%

Floating Rate Terms

Floating Rate Period:

See “Description of Debt Securities—Interest and Principal Payments,” “—Floating Rate Debt Securities” and “—Floating Rate Debt Securities—Base Rates—Compounded SOFR Notes” in the accompanying prospectus for additional information.

Base Rate:	Compounded SOFR

Spread:	+174 basis points

Minimum Interest Rate for an Interest Period:	0% per annum

Interest Payment Dates:	Each January 25, April 25, July 25 and October 25, commencing October 25, 2028, and at maturity.

Calculation Agent:

The Calculation Agent for the notes has not been appointed, but we will appoint a Calculation Agent prior to the commencement of the Floating Rate Period. An affiliate of ours may be appointed the Calculation Agent. Neither the Security Registrar nor the Paying Agent identified below shall be named as “our designee” or as Calculation Agent.

Listing:	None

		Principal Amount

Agents (Sole Bookrunner):	Wells Fargo Securities, LLC	$3,646,500,000

Agents (Joint Lead Managers):	Academy Securities, Inc.	38,250,000
	American Veterans Group, PBC	38,250,000
	Samuel A. Ramirez & Company, Inc.	38,250,000
	Siebert Williams Shank & Co., LLC	38,250,000

Agents (Senior Co-Managers):	C.L. King & Associates, Inc.	30,600,000
	Cabrera Capital Markets LLC	30,600,000
	Independence Point Securities LLC	30,600,000
	Penserra Securities LLC	30,600,000
	Roberts & Ryan Investments, Inc.	30,600,000

Agents (Co-Managers):	Bancroft Capital, LLC	21,250,000
	Mischler Financial Group, Inc.	21,250,000
	Tigress Financial Partners LLC	21,250,000
	ABN AMRO Securities (USA) LLC	14,875,000
	BBVA Securities Inc.	14,875,000
	Credit Agricole Securities (USA) Inc.	14,875,000
	ING Financial Markets LLC	14,875,000
	Intesa Sanpaolo S.p.A.	14,875,000
	Lloyds Securities Inc.	14,875,000
	Natixis Securities Americas LLC	14,875,000
	NatWest Markets Securities Inc.	14,875,000
	SEB Securities, Inc.	14,875,000
	SG Americas Securities, LLC	14,875,000
	Standard Chartered Bank	14,875,000
	Westpac Capital Markets LLC	14,875,000
	CastleOak Securities, L.P.	12,750,000
	Drexel Hamilton, LLC	12,750,000
	Falcon Square Capital LLC	10,625,000
	AmeriVet Securities, Inc.	9,562,500
	Apto Partners, LLC	9,562,500

Total:	$4,250,000,000

Supplemental Plan of Distribution:

On July 18, 2023, we agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.65%, plus accrued interest, if any, from July 25, 2023. The purchase price equals the issue price of 100.00% less a discount of 0.35% of the principal amount of the notes.

Intesa Sanpaolo S.p.A. is not a U.S. registered broker-dealer and accordingly it will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of FINRA.

Standard Chartered Bank is not a U.S. registered broker-dealer and accordingly it will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of FINRA.

United States Federal Income Tax Considerations:

In the opinion of Faegre Drinker Biddle & Reath LLP, the notes should be considered variable rate debt securities that provide for stated interest at a fixed rate in addition to a qualified floating rate. See “United States Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Debt Securities—Variable Rate Debt Securities” in the accompanying prospectus. Notwithstanding that we expect that the notes will be issued at par, under rules governing notes with a fixed rate in addition to a qualified floating rate, it is possible that the notes could be issued with OID. Whether the notes are issued with OID will be determined at the time of issue. Information regarding the determination of the amount of OID, if any, on the notes may be obtained by submitting a written request to Wells Fargo Bank, National Association, Treasury Funding Desk, N9310-060, 550 South Fourth Street, Minneapolis, MN 55415-1529.

Additional tax considerations are discussed under “United States Federal Income Tax Considerations” in the accompanying prospectus.

Security Registrar and Paying Agent:	Computershare Trust Company, N.A. as agent and attorney-in-fact for Wells Fargo Bank, National Association

CUSIP:	95000U3E1

Risk Factors

See “Risk Factors” in the accompanying prospectus for risk factors regarding the notes, including, in particular, the risk factors appearing under the heading “Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement.”